UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


                         For the month of December 2006


                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                               Yes |_|      No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________


      The following document is being filed with this 6-K report and is attached hereto.


Press Release dated December 22, 2006

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[LOGO]

QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
For further information contact:
Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221 e-mail: cfreeman@lq.cl

                 QUINENCO REPORTS SIGNIFICANT INFORMATION TO THE
               CHILEAN SUPERINTENDENCY OF SECURITIES AND INSURANCE

December 22, 2006 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported today the following significant information to the Chilean Superintendency of Securities and Insurance (SVS):

In accordance with its investment policy of continuously seeking new business opportunities, Quinenco has held conversations with Citigroup aimed at identifying projects in the financial services field which may be of mutual interest and which could eventually involve a strategic alliance with Quinenco or subsidiary companies involved in the banking and financial services areas, including Banco de Chile.

At present, the conversations between Quinenco and Citigroup are only at a preliminary stage, and they have not reached any type of agreement, binding or otherwise.

   Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                QUINENCO S.A.



                                                By: /s/ Luis Fernando Antunez
                                                   -----------------------------

                                                Name: Luis Fernando Antunez
                                                Title: Authorized Representative


Dated: December 22, 2006